EXHIBIT 99.1
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N E W S   R E L E A S E
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               COMPTON PETROLEUM THIRD QUARTER OPERATIONAL UPDATE

FOR IMMEDIATE RELEASE                                           OCTOBER 11, 2005
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CALGARY, ALBERTA - Compton Petroleum Corporation ("Compton") is pleased to provide a brief operational and corporate update for the third quarter of 2005.

OPERATIONAL UPDATE

Compton's third quarter drilling program proceeded as planned despite continuing extremely wet field conditions throughout central and southern Alberta. A total of 147 gross wells were drilled during the quarter with excellent results in all areas. As of the end of September, the Company has drilled a total of 277 wells in 2005 with an overall success rate in excess of 90%.

Compton has been the eighth most active operator in Canada throughout the third quarter, and currently has 14 rigs working with an additional three rigs waiting to move. The Company is on track to complete its planned 390 well drill program for 2005.

A brief summary of the Company's drilling activities within its major areas follows.

HOOKER

The Company is continuing the development of its Basal Quartz resource play at Hooker. To date, Compton has drilled a total of 17 wells in 2005 including four wells in the third quarter. All wells have been successful and have met or exceeded expectations. Currently an additional 3 wells have been licensed and a further 22 locations have been identified and are in various stages of licensing. Compton is conducting extensive modelling of the Hooker play including core analysis to confirm its expectations that original gas in place may be greater than Compton initially determined.

PLAINS BELLY RIVER

To date in 2005, Compton has drilled 102 wells targeting natural gas in the Belly River group of sands, including 30 wells drilled during the third quarter. All wells have been successful and have encountered multiple pay zones. An additional 135 well locations have been identified, 30 of which have been licensed. At the end of the quarter, Compton had over 70 wells from the 2005 program waiting on either dryer field conditions or frost to be tied in. The majority of these wells have been completed and successfully flow tested at rates similar to or exceeding the 250 wells on production at the beginning of 2005.

EDMONTON HORSESHOE CANYON COAL BED METHANE

During the quarter Compton continued the evaluation of its unrealized CBM potential on the Company's extensive land position in southern Alberta. The Company drilled 12 CBM wells during the quarter and has drilled a total of 19 CBM wells to date. These wells comprise four of the six pilots planned in the area. Cores from the wells are currently undergoing extensive three month testing to evaluate coal quality and gas content that will enable Compton to recognize CBM reserves at year end. Currently the Company has no reserves booked to the Edmonton Horseshoe Canyon formation. The remaining two pilots are in various stages of well licensing. Comprehensive geological and resource results from the pilots are expected by the middle of the fourth quarter. Additionally, the Company has commenced the recompletion of ten Belly River wells for Edmonton Horseshoe Canyon CBM. In excess of 70 Belly River wells are scheduled for CBM recompletion in 2006 based on the ongoing pilot completion and core data.


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CALLUM

At Callum, Compton has drilled one well of its 2005 program. The analysis of full diameter and sidewall cores from the well is ongoing. Well license applications for two additional multi-well pads at Callum have been filed with the EUB and the Company is awaiting regulatory approval to commence drilling. Based on formation sensitivity analysis on core samples from the well, the Company is preparing completion and workover programs for existing and future drillwells. Initial information obtained from the core analysis will be very beneficial in developing future completion programs.

NITON

During the first nine months of 2005, the Company has drilled a total of 21 wells of a 26 well program targeting the Gething and Rock Creek formations. Ten wells were drilled during the third quarter. All wells have been successful and results have exceeded our expectations. An additional 22 locations have been identified.

CECIL/WORSLEY

During the third quarter, 19 Charlie Lake oil wells were drilled at Worsley and a total of 59 wells of an initial 60 well program have been drilled thus far in 2005. The extent of the Charlie Lake H & J pools at Worsley has been expanded significantly. The oil in place is currently estimated to have doubled as compared to January 1, 2005 mapping. An additional 50 drilling locations have been identified. The drill program at Worsley is being expanded and an additional 15 wells are planned for 2005. Also during the quarter, a full scale water flood was implemented on six pilots and the gas plant and battery were expanded to accommodate the increased drilling.

At Cecil, six horizontal Charlie Lake oil wells were drilled during the third quarter. Three 100% working interest wells were placed on production adding in excess of 500 bbls/d on a combined basis. At quarter end, Compton had four operated horizontal oil wells awaiting tie-in. As a result of success to date, the Company now plans to drill ten horizontal locations per quarter during the next two quarters.

GUIDANCE

The majority of Compton's operations are located in central and southern Alberta which have experienced unusual amounts of rain during the summer months. Record rainfall and flood conditions in June have been followed by abnormally high levels of precipitation throughout the summer and into September. During the weekend of September 9, 2005, the City of Calgary experienced 3.1 inches of rain as compared to an average annual rainfall of 11.8 inches.

As a result of Compton's large inventory of drill locations, the Company's drilling program has not been adversely affected by weather conditions to any great extent. Well completions, pipeline construction and tie-ins, however, have been interrupted and delayed by the continued wet field conditions. These delays have, in turn, impacted production growth. Compton now expects average production for 2005 to be in the range of 30,000 to 31,000 boe/d as compared to an original projection of 31,500 to 32,500 boe/d. December production is now estimated to be in the range of 35,500 to 37,500 boe/d compared to the previous estimate of 36,500 to 37,500 boe/d.


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The Company is currently producing approximately 30,500 boe/d with in excess of
5,500 boe/d behind pipe.

Guidance for 2006 will be provided by mid-December 2005 on completion of the Company's 2006 budget.

CORPORATE UPDATE

NYSE LISTING

Compton is pleased to announce that it has completed the application to list its common stock for trading on the New York Stock Exchange ("NYSE") and the NYSE has authorized the Company's application. The Company's capital stock is expected to begin trading on the NYSE in December under the ticker symbol "CMZ".

Mr. Sapieha, President and CEO of Compton commented, "We are very pleased to be listing on the New York Stock Exchange. We believe the NYSE listing will enhance the visibility of Compton, further broaden our shareholder base, increase liquidity of our stock and benefit our shareholders."

Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. The Company's common shares are listed and traded on the Toronto Stock Exchange ("TSX") under the symbol "CMT" and is included in both the TSX 300 Composite Index and the TSX Mid-Cap Index.

For further information contact Compton Petroleum Corporation, E.G. Sapieha, President & CEO, N.G. Knecht, VP Finance & CFO, or C.M. King, Manager, Investor Relations. Telephone: (403) 237-9400, Fax (403) 237-9410.

Website: www.comptonpetroleum.com       Email: investorinfo@comptonpetroleum.com